legal & compliance, llc

laura aNTHONy, esquire	WWW.LEGALANDCOMPLIANCE.COM
LAZARUS ROTHSTEIN, ESQUIRE	WWW.SECURITIESLAWBLOG.COM
CHAD FRIEND, ESQUIRE	WWW.SECURITIESLAWCAST.COM

OF COUNSEL:
PETER P. LINDLEY, JD, CPA, MBA	DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM
STUART REED, ESQUIRE
MARC S. WOOLF, ESQUIRE

February 25, 2015

Via EDGAR

Matthew Crispino, Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Surna Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 15, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 19, 2014

Form 8-K

Filed March 25, 2014

File No. 000-54286

Dear Mr. Crispino:

We are writing in response to comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the letter from the Securities and Exchange Commission (the “Commission”) dated February 18, 2015 regarding the above-captioned matters.

The heading and numbered paragraph below correspond to the heading and numbered paragraph of the Staff’s letter.

We respond to the specific comments of the Staff on behalf of Surna Inc. (the “Company”) as follows:

General

Comment 1. We have considered your response to prior comment 5 and are unable to agree with your conclusion that the spin-off of Trebor Resource Management Group did not need to be registered under the Securities Act. Specifically, the current report on Form 8-K which you filed on March 25, 2014 does not appear to satisfy the informational requirements discussed in Section 4.B.3.a of Staff Legal Bulletin No. 4. Accordingly, please include prominent risk factor disclosure in future filings that although you intended to comply with the guidance set forth in Staff Legal Bulletin No. 4, you did not follow the steps necessary for reliance on this guidance. Disclose the possible liabilities and consequences you may face because the transaction was not registered under the Securities Act.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Mr. Matthew Crispino

Securities and Exchange Commission

February 25, 2015

Response 5. The Company acknowledges the Staff’s comment and will include the following risk factor in its future filings, to the extent required by the rules promulgated by, and the forms adopted by, the Commission:

If it were determined that our spin-off of Trebor Resource Management Group, Inc. in March 2014 violated federal or state securities laws, we could incur monetary damages, fines or other damages that could have a material adverse effect on our financial condition and prospects.

As we previously reported, effective March 25, 2014, we effected the issuance of a dividend/spin-off of all of our ownership our wholly owned subsidiary, Trebor Resource Management Group, Inc. (“Trebor”), to our shareholders, resulting in Trebor becoming a separate entity (the “Spin-off”). The issuance of Trebor stock was completed on a one-for-one basis to our shareholders of record on March 21, 2014.

Under Staff Legal Bulletin No. 4 promulgated by the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “SEC”), the Division expressed its view that the shares of a subsidiary spun off from a reporting company are not required to be registered under the Securities Act of 1933, as amended (the “Securities Act”) when certain conditions are met. Although we intended to comply with the guidance set forth in Staff Legal Bulletin No. 4, we inadvertently failed to follow all of the steps necessary to rely on this guidance.

If it were determined that the Spin-off did not satisfy the conditions for an exemption from registration, the SEC and relevant state regulators could impose monetary fines or other sanctions as provided under relevant federal and state securities laws. Such regulators could also require us to make a rescission offer, which is an offer to repurchase the securities, to the holders of Trebor shares. This could also give certain current and former holders of the Trebor shares a private right of action to seek a rescission remedy under Section 12(a)(2) of the Securities Act. In general, this remedy allows a successful claimant to sell its shares back to the parent company in return for their original investment.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Mr. Matthew Crispino

Securities and Exchange Commission

February 25, 2015

We are unable to quantify the extent of any monetary damages that we might incur if monetary fines were imposed, rescission were required or one or more other claims were successful. As of the date of this filing, we are not aware of any pending or threatened claims that the Spin-off violated any federal or state securities laws, and we do not believe that assertion of such claims by any current or former holders of the Trebor shares is probable. However, there can be no assurance that any such claim will not be asserted in the future or that the claimant in any such action will not prevail. The possibility that such claims may be asserted in the future will continue until the expiration of the applicable federal and state statutes of limitations, which generally vary from one to three years from the date of sale. Claims under the anti-fraud provisions of the federal securities laws, if relevant, would generally have to be brought within two years of discovery, but not more than five years after occurrence.

Sincerely yours,

Laura E. Anthony,
For the Firm

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832